Exhibit 11

Statement of Computation of Per Share Earnings

	Three Months Ended		Nine Months Ended
Earnings Per	September 30		September 30
Common Share	2006	2005	2006	2005

Basic	$0.20	$0.19	$0.52	$0.46

Average Shares
Outstanding	1,803,583	1,803,583	1,803,583	1,595,095

Diluted	$0.19	$0.19	$0.51	$0.46

Average Shares
Outstanding	1,847,426	1,829,431	1,847,126	1,617,325